Broadview Funds Trust 330 East Kilbourn Avenue, Suite 1475 Milwaukee, Wisconsin 53202	ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

November 25, 2013

VIA EDGAR

Mr. Larry L. Greene

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:

Broadview Funds Trust (Registration Nos.:  333-191142; 811-22885)

Form N-1A – Broadview Opportunity Fund

Dear Mr. Greene:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Broadview Funds Trust and ALPS Distributors, Inc., hereby request acceleration of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on November 25, 2013 such that the Registration Statement will become effective at 10:00 a.m. (Eastern Time) on November 26, 2013, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Mr. Christopher M. Cahlamer of Godfrey & Kahn, S.C. at (414) 287-9338 if you have any questions or need further information.

Very truly yours,

Broadview Funds Trust

/s/ Richard E. Lane

By:

Richard E. Lane

Its:

President

ALPS Distributors, Inc.

/s/ Paul F. Leone

By:

Paul F. Leone

Its:

Vice President

cc:

Working Group